FOR FURTHER INFORMATION:

AT THE COMPANY:
Jeffrey P. Jorissen
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS THIRD QUARTER 2007 RESULTS

Southfield, MI, November 8, 2007 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported its third quarter results.

During the quarter ended September 30, 2007, total revenues were $56.5 million as compared to $54.7 million in the third quarter of 2006. Net loss for the third quarter of 2007 was $(4.4) million, or $(0.24) per diluted common share, compared to a net loss of $(3.9) million, or $(0.22) per diluted common share, for the same period in 2006. Funds from operations (FFO)[1] were $11.8 million, or $0.58 per diluted share/OP Unit, in the third quarter of 2007 as compared to $11.8 million, or $0.59 per diluted share/OP Unit, in the third quarter of 2006.

For the nine months ended September 30, 2007, total revenues increased 3.5 percent to $174.8 million, as compared to $168.9 million for the same period in 2006. FFO[1] increased to $41.0 million, or $2.02 per diluted share/OP Unit, for the nine months ended September 30, 2007, from $39.5 million, or $1.97 per diluted share/OP Unit, for the same period in 2006.

Under a recently enacted Michigan tax law, a tax of 0.8 percent will be levied on the gross receipts of any sale of Company assets subject to certain exclusions and apportionment. Although no sale has occurred requiring payment of tax in this quarter and no specific sale is currently contemplated that would result in a tax, accounting rules require current recognition of this prospective tax. Accordingly, the Company has recognized an estimated tax obligation of $0.5 million.

For the 135 communities owned throughout 2007 and 2006, total revenues increased 1.9 percent for the nine months ended September 30, 2007 and expenses increased 1.7 percent, resulting in an increase in net operating income[2] of 2.0 percent. Same property occupancy in manufactured housing sites was 82.5 percent at September 30, 2007 as compared to 82.7 percent at December 31, 2006.

For the last several years, the Company has experienced adverse cyclicality in occupancy in the second half of the year. While management believes it to be most directly associated with the leasing characteristics within the home rental program, the specific causes have not been identified. As a consequence, management has focused intensively on generating second half growth in the rental program to offset normal and recurring site losses due to repossessions and the approximately 3 percent of the homes in our communities that leave each year. The rental program generated 108 new net leases in the third quarter of 2007 compared to 59 in the 2006 quarter. Rental rates for the homes, including site rent, have increased approximately 5.6 percent over the past twelve months from an average of $678 per month at September 30, 2006 to an average of $716 per month at September 30, 2007.

The Company's net operating income as measured by income from real property less property operating and maintenance and real estate taxes increased by $0.5 million over the third quarter of 2006 equating to 1.7 percent, or $0.03 cents per share. Rental home revenue less rental home operating and maintenance expenses increased by $0.2 million over the comparable 2006 quarter equating to 15 percent, or $0.01 cent per share. During the third quarter of 2007, the Company lost 160 manufactured housing revenue producing sites as compared to a loss of 263 manufactured housing revenue producing sites for the three months ended September 30, 2006, an improvement of nearly 40 percent. Year to date the number of revenue producing manufactured housing sites decreased by 65 sites, as compared to a decrease of 69 such sites for the nine months ended September 30, 2006. The loss of sites in the portfolio continues to be concentrated in a small portion of the portfolio with two communities accounting for 81 lost sites year to date and 15 communities comprising the third quarter loss of sites.

"Occupancy results through three quarters reflect little change from last year. Improvement continues to be hampered by regional economics within certain portions of the portfolio, while at the same time new repossessions have clearly normalized and the conversion of our rental homes through sales to third parties is slightly ahead of budget. Operations remains focused on reversing the historical fourth quarter trend of lost occupancy in the rental program. At the same time, a sustained turnaround requires new homes moving into the communities to increase net revenue producing sites. We expect to begin to see some progress as we officially launch our new 'Signature' program next month," said Gary A. Shiffman, Chief Executive Officer.

"The Company has completed work with two manufacturers to design seven prototype homes, which were delivered one at a time in order to incorporate successive improvements made in the field. Once released, all seven of these homes sold. Based on those results, we have ordered approximately 40 models, which should be set up by mid-December in 16 Midwest communities. These homes highlight front entrances, nine-foot ceilings, drywall and features to compete with similar sized site-built housing at a very competitive price point.

The 'Signature' program is designed, in part, to attract those who are now shut out of the site-built market. In that regard we have entered into discussions with traditional residential real estate brokers to familiarize them with the product. We hope that they will see our 'Signature' products as another source of commissions from customers who can no longer get approved for the more expensive site-built housing, but who can be approved for our 'Signature' product. Homes in this program are priced in the $45,000 to $70,000 range for approximately 1,200 to 1,800 square feet," Shiffman added.

During the third quarter of 2007, 179 new and pre-owned homes were sold, bringing the total of homes sold in 2007 to 565, an increase of 54.4 percent from the 366 homes sold during the first nine months of 2006. Sales of homes from our rental portfolio, included above, totaled 90 and 281 for the three and nine months ended September 30, 2007, respectively. These sales have more than doubled from the 131 rental home sales that occurred during the first nine months of 2006.

A conference call to discuss third quarter operating results will be held on November 8, 2007, at 11:00 A.M. Eastern Time. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through November 22, 2007, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 258827. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites and approximately 6,600 sites suitable for development mainly in the Midwest and Southeast United States.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

**For more information about Sun Communities, Inc.,
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-**

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
REVENUES				
Income from real property	$ 46,381	$ 45,680	$ 142,043	$ 139,340
Revenue from home sales	5,492	4,783	17,847	15,330
Rental home revenue	4,331	3,658	12,891	10,224
Ancillary revenues, net	4	(16)	355	284
Interest	686	1,244	2,142	2,916
Other income (loss)	(432)	(644)	(526)	816
Total revenues	56,462	54,705	174,752	168,910
COSTS AND EXPENSES				
Property operating and maintenance	12,408	12,349	35,823	35,448
Real estate taxes	4,174	4,031	12,369	11,828
Cost of home sales	4,408	3,749	14,164	11,952
Rental home operating and maintenance	3,096	2,586	8,960	7,080
General and administrative - real property	3,734	3,426	11,931	12,825
General and administrative - home sales and rentals	1,462	1,633	4,440	4,907
Depreciation and amortization	15,512	15,072	46,444	44,835
Interest	15,783	15,623	46,164	45,598
Interest on mandatorily redeemable debt	896	935	2,705	3,010
Total expenses	61,473	59,404	183,000	177,483
Equity income from affiliate	583	300	1,431	967
Provision for state income tax	500	—	500	—
Loss from operations	(4,928)	(4,399)	(7,317)	(7,606)
Less loss allocated to minority interest	(560)	(510)	(832)	(851)
Loss before cumulative effect of change in accounting principle	(4,368)	(3,889)	(6,485)	(6,755)
Cumulative effect of change in accounting principle	—	—	—	289
Net loss	$ (4,368)	$ (3,889)	$ (6,485)	$ (6,466)
Weighted average common shares outstanding:				
Basic	17,962	17,655	17,909	17,601
Diluted	17,962	17,655	17,909	17,601
Basic and diluted earnings (loss) per share:				
Loss before cumulative effect of change in accounting principle	$ (0.24)	$ (0.22)	$ (0.36)	$ (0.39)
Cumulative effect of change in accounting principle	—	—	—	0.02
Net loss	$ (0.24)	$ (0.22)	$ (0.36)	$ (0.37)

RECONCILIATION OF NET LOSS TO FUNDS FROM OPERATIONS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands except for per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net loss	$ (4,368)	$ (3,889)	$ (6,485)	$ (6,466)
Adjustments:				
Depreciation and amortization	15,475	15,570	46,850	46,160
Valuation adjustment [3]	1	(187)	(250)	(166)
Loss on disposition of assets, net	724	774	1,193	844
Provision for state income tax [4]	500	—	500	—
Loss allocated to minority interest	(560)	(510)	(832)	(851)
Funds from operations (FFO)	$ 11,772	$ 11,758	$ 40,976	$ 39,521
Weighted average common shares/OP Units outstanding:				
Basic	20,264	19,974	20,211	19,923
Diluted	20,374	20,150	20,328	20,102
FFO per weighted average common share/OP Unit - Basic	$ 0.58	$ 0.59	$ 2.03	$ 1.99
FFO per weighted average common share/OP Unit - Diluted	$ 0.58	$ 0.59	$ 2.02	$ 1.97

[3] The Company currently has two interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments reflect volatility that would distort the comparative measurement of FFO and on a net basis approximate zero. Accordingly, the valuation adjustments are excluded from FFO. The valuation adjustment is included in interest expense.

[4] This tax provision represents potential future taxes payable on sale of company assets. It does not impact Funds From Operations and would be payable from prospective proceeds of such sales.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)

	(Unaudited) September 30, 2007		December 31, 2006	
Investment property before accumulated depreciation	$	1,527,554	$	1,512,762
Total assets	$	1,261,104	$	1,289,739
Total debt	$	1,178,596	$	1,166,850
Total minority interests and stockholders' equity	$	49,439	$	91,588

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(Amounts in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net loss	$ (4,368)	$ (3,889)	$ (6,485)	$ (6,466)
Unrealized gain (loss) on interest rate swaps	(1,042)	(1,133)	(640)	289
Comprehensive loss	$ (5,410)	$ (5,022)	$ (7,125)	$ (6,177)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION

SAME PROPERTY RESULTS

For 135 communities owned throughout both years (amounts in thousands):

	Three Months Ended September 30,		% change	Nine Months Ended September 30,		% change
	2007	2006		2007	2006	
Total revenue	$ 44,440	$ 43,856	1.3 %	$ 136,539	$ 133,969	1.9 %
Total expense	13,862	13,753	0.8 %	40,479	39,801	1.7 %
Net operating income [2]	$ 30,578	$ 30,103	1.6 %	$ 96,060	$ 94,168	2.0 %

Same property occupancy and average monthly rent information at September 30, 2007 and 2006:

	2007	2006
Total manufactured housing sites	42,123	42,093
Occupied manufactured housing sites	34,766	35,269
Manufactured housing occupancy %	82.5 %	83.8 %
Average monthly rent per site	$ 379	$ 365

RENTAL PROGRAM SUMMARY

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Rental home revenue	$ 4,331	$ 3,658	$ 12,891	$ 10,224
Site rent included in Income from real property	5,541	4,957	15,991	13,839
Rental program revenue	9,872	8,615	28,882	24,063
Expenses				
Payroll and commissions	508	431	1,588	1,345
Repairs and refurbishment	1,752	1,324	4,820	3,315
Taxes and insurance	596	642	1,766	1,860
Other	240	189	786	560
Rental program operating and maintenance	3,096	2,586	8,960	7,080
Net operating income [2]	$ 6,776	$ 6,029	$ 19,922	$ 16,983

Occupied rental homes information at September 30, 2007 and 2006 (in thousands except for *):

	2007	2006
Number of occupied rentals, end of period*	5,134	4,659
Cost of occupied rental homes	$ 153,083	$ 138,053
Weighted average monthly rental rate*	$ 716	$ 678